Exhibit 99.1

FOR IMMEDIATE RELEASE	Friday, October 24, 2014

Celestica CEO Enters Automatic Securities Disposition Plan

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that Craig Muhlhauser, President & Chief Executive Officer, has entered into an automatic securities disposition plan (ASDP).  The ASDP was designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and applicable Canadian provincial securities laws.

The ASDP provides for the sale by an independent broker of up to 274,992 subordinate voting shares between November 23, 2014 and October 30, 2015, pursuant to pre-determined timing and other criteria, and subject to minimum price thresholds specified in the plan. Mr. Muhlhauser is also subject to meaningful restrictions on his ability to modify, amend or terminate the plan.

An ASDP permits an insider, at a time when such insider is not in possession of material non-public information regarding an issuer, to establish a pre-arranged plan to sell securities of the issuer on an automatic basis, regardless of whether trading restrictions are subsequently imposed or the insider subsequently receives material non-public information regarding the issuer or its securities. Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how, whether or when dispositions will occur pursuant to the plan and may not transmit material non-public information regarding the issuer or its securities to the broker under the ASDP.

Dispositions pursuant to the plan will be reported by Mr. Muhlhauser in accordance with applicable securities laws.

Except as may be required by law, Celestica does not undertake to report on specific pre-planned stock trading plans of its insiders, nor to report on the modification or termination of such plans.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Celestica Safe Harbor and Fair Disclosure Statement

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements include statements regarding the future disposition of subordinate voting shares under the ASDP and reporting thereof under applicable securities laws, and may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should”, or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward looking statements are not guarantees of future performance and are based on various assumptions, many of which involve factors that are beyond our control. Risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Administrators. Forward-looking statements are provided for the purpose of providing information about current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com